EXHIBIT 8



                                   August    , 1994


          First Bancshares, Inc.
          1431-A Gause Boulevard
          Slidell, LA 70459

          First Bank
          1431-A Gause Boulevard
          Slidell, LA 70459

          First Commerce Corporation
          210 Baronne Street
          New Orleans, Louisiana  70112


               Re:  Agreement  and  Plan of Merger, dated May 27,
                    1994, among First Commerce Corporation, First
                    National Bank of  Commerce, First Bancshares,
                    Inc. and First Bank


          To Whom It May Concern:

               We have acted as counsel  for  First Bancshares, Inc. ("FB")
          and First Bank ("Bank") in connection with the Agreement and Plan of Merger, dated May 27, 1994 (the "Plan of Merger"), among First Commerce Corporation ("Acquiror"), First National Bank of Commerce ("Acq. Bank"), FB, and Bank, providing, among other things, for the merger of FB with and into Acquiror and the merger of Bank with and into Acq. Bank (collectively, the "Mergers"), as described in that certain Registration Statement on Form S-4 (the "Registration Statement") filed by Acquiror with the Securities and Exchange Commission on August 2, 1994 (Registration No. 33-54865) for the registration of 2,860,169 shares of the common stock, $5.00 par value per share, of Acquiror ("Acquiror Common Stock"). This opinion is being rendered pursuant to subparagraph (e) of subsection 7.03 of the Plan of Merger. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Registration Statement.

               In connection with this opinion, we have examined and reviewed the Plan of Merger and the documents delivered pursuant thereto and have taken such additional steps and reviewed such additional documents and matters as we deemed necessary in order to render our opinion. In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. In addition, we have made the following assumptions:

                    (A) At the time of the mergers, Acquiror will own all of the issued and outstanding shares of the stock of Acq. Bank, and neither Acquiror nor Acq. Bank has any plan or intention to issue additional shares of the stock of Acq. Bank;

                    (B) Neither Acquiror nor Acq. Bank has any plan or intention to reacquire any shares of the stock of Acquiror issued in the mergers;

                    (C) Neither Acquiror nor Acq. Bank has any plan or intention to sell or otherwise dispose of any of the assets of FB or of Bank acquired in the mergers, except for dispositions made in the ordinary course of business or transfers described in
          Section 368(a)(2)(C) of the Code; and

                    (D) Neither Acquiror nor Acq. Bank has any plan or intention to liquidate Acq. Bank, to merge Acq. Bank with and into another corporation, to sell or otherwise dispose of the stock of Acq. Bank, or to cause Acq. Bank to sell or otherwise dispose of any of the assets of Bank acquired in the mergers, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

               Based upon and subject to the foregoing, we are of the opinion that the Mergers will, under current law, constitute a tax-free reorganization under Section 368(a) of the Code, and Acquiror, Acq. Bank, FB and Bank will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

               As a tax-free reorganization, the Mergers will have the following Federal income tax consequences for FB shareholders, Acquiror, FB and Bank:

                    1. No gain or loss will be recognized by holders of common stock, $1.00 par value per share, of FB ("FB Common Stock") as a result of the exchange of such shares for shares of Acquiror Common Stock pursuant to the Mergers.

                    2. Gain or loss will be recognized by FB shareholders on the receipt of cash, if any, received pursuant to the Mergers in lieu of fractional shares of Acquiror Common Stock. Any cash received by a shareholder of FB in lieu of such fractional shares will, subject to the conditions and limitations of
               Section 302 of the Code, be treated as received in exchange for such fractional share and not as a dividend. If a fractional share of Acquiror Common Stock would constitute a capital asset in the hands of such FB shareholder, then any gain or loss recognized as a result of the receipt of such cash will be a capital gain or loss in accordance with the provisions and limitations of Subchapter P of Chapter 1 of the Code.

                    3. The tax basis of the shares of Acquiror Common Stock received by each shareholder of FB will equal the tax basis of such shareholder's shares of FB Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Mergers.
                    4. The holding period for the shares of Acquiror Common Stock received by each shareholder of FB will include the holding period for the shares of FB Common Stock of such shareholder exchanged in the Mergers.

                    5. Neither Acquiror nor FB will recognize gain or loss as a result of the Mergers.

                    6. An FB shareholder who perfects his statutory right to dissent from the Mergers and who receives solely cash in exchange for his FB Common Stock will be treated as having received such cash payment as a distribution in redemption of his shares of FB Common Stock subject to the provisions and limitations of
               Section 302 of the Code.

               Except as set forth  above,  we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Mergers or of any transactions related to the Mergers or contemplated by the Plan of Merger. Moreover, this opinion is specifically limited to applicable Federal income tax law in effect as of the date hereof. We undertake no responsibility to advise you of any changes in Federal income tax law or as to any events that occur or as to any amendment of any of the documents referred to herein, after the date hereof that may alter the scope or substance of this opinion.

               This opinion is being furnished to FB, Bank and Acquiror in connection with the Mergers, is solely for the benefit of FB, Bank and Acquiror in connection therewith and may not be used or relied upon by any other person or for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our prior written consent. Notwithstanding the foregoing sentence, we consent to the reference to this firm and summary of this opinion in and inclusion of this opinion as an Exhibit to the Registration Statement and any amendments thereof.

                                        McGLINCHEY STAFFORD LANG
                                        A Law Corporation



                                        By:___________________________